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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                               IVANHOE ENERGY INC.
                               -------------------
                                (Name of Issuer)


                           COMMON SHARES, NO PAR VALUE
                           ---------------------------
                         (Title of Class of Securities)


                                    465790103
                                    ---------
                                 (CUSIP Number)


                                31 DECEMBER 2006
                                ----------------
             (Date of Event Which Requires Filing of this Statement)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of SECTION 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE
IS FILED:
[_]  Rule 13d-1(b)
[_]  Rule 13d-1(c)
[X]  Rule 13d-1(d)
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
CUSIP NO. 465790103             Schedule 13G                       Page  2 of 9

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         NAME OF REPORTING PERSON
1.       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert Martin Friedland
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [_]
                                                                (b)     [_]
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3.       SEC USE ONLY


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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         American and Canadian
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                                5.    SOLE VOTING POWER

          NUMBER OF                   51,011,725
                                ------------------------------------------------
           SHARES               6.    SHARED VOTING POWER

     BENEFICIALLY OWNED               -0-
                                ------------------------------------------------
     BY EACH REPORTING          7.    SOLE DISPOSITIVE POWER

           PERSON                     51,011,725
                                ------------------------------------------------
            WITH                8.    SHARED DISPOSITIVE POWER

                                      -0-
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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         51,011,725
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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                        [_]
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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         21.1%
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12.      TYPE OF REPORTING PERSON

         IN
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
CUSIP NO. 465790103             Schedule 13G                       Page  3 of 9

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         NAME OF REPORTING PERSON
1.       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Newstar Holdings SRL
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [_]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3.       SEC USE ONLY


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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Barbados
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                                5.    SOLE VOTING POWER

          NUMBER OF                   50,594,620
                                ------------------------------------------------
           SHARES               6.    SHARED VOTING POWER

     BENEFICIALLY OWNED               -0-
                                ------------------------------------------------
     BY EACH REPORTING          7.    SOLE DISPOSITIVE POWER

           PERSON                     50,594,620
                                ------------------------------------------------
            WITH                8.    SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         50,594,620
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         21.0%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         OO
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
CUSIP NO. 465790103             Schedule 13G                       Page  4 of 9

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         NAME OF REPORTING PERSON
1.       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Newstar Securities SRL
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [_]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3.       SEC USE ONLY


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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Barbados
--------------------------------------------------------------------------------
                                5.    SOLE VOTING POWER

          NUMBER OF                   46,866,172
                                ------------------------------------------------
           SHARES               6.    SHARED VOTING POWER

     BENEFICIALLY OWNED               -0-
                                ------------------------------------------------
     BY EACH REPORTING          7.    SOLE DISPOSITIVE POWER

           PERSON                     46,866,172
                                ------------------------------------------------
            WITH                8.    SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         46,866,172
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         19.4%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

CUSIP NO. 465790103             Schedule 13G                       Page  5 of 9


         This Amendment No. 2 to Schedule 13G is filed by the undersigned to amend and restate in its entirety the Schedule 13G, dated as of April 28, 2000 and Amendment No. 1, dated December 31, 2003, with respect to the shares of Common Stock, no par value, of Ivanhoe Energy Inc.

ITEM 1

1(a)     NAME OF ISSUER: Ivanhoe Energy Inc. (the "Company")

1(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         Suite 654 - 999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1

ITEM 2

2(a)     NAME OF PERSON FILING:

         This statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         (i)      Robert Martin Friedland;
         (ii)     Newstar Holdings SRL ("Newstar Holdings"); and
         (iii)    Newstar Securities SRL ("Newstar Securities").

2(b)     ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         The address of the principal business office of Mr. Friedland is No. 1 Temasek Ave., 37th Floor, Unit 2, Millenia Tower, Singapore, 039192.

         The address of the principal business office of Newstar Holdings and Newstar Securities is Stevmar House, Suite 202, Rockley, Christ Church, Barbados.

2(c)     CITIZENSHIP:

         (i)      Robert Martin Friedland - American and Canadian
         (ii)     Newstar Holdings - Barbados
         (iii)    Newstar Securities - Barbados

2(d) TITLE OF CLASS OF SECURITIES: Common Shares with no par value (the "Common Shares" or "Shares")

2(e)     CUSIP NO.: 465790103

ITEM 3:  N/A

CUSIP NO. 465790103             Schedule 13G                       Page  6 of 9


ITEM 4.  OWNERSHIP

a.       Amount Beneficially Owned:

                  Newstar Securities may be deemed to beneficially own an aggregate of 46,866,172 Shares as follows: (i) 36,695,000 Shares that it owns directly and (ii) 10,171,172 Shares through its sole ownership of Premier Mines (as defined in Item 7 below) 2,200,000 of which are warrants exercisable into Shares in the next 60 days. Newstar Holdings may be deemed to beneficially own an aggregate of 50,594,620 Shares as follows: (i) 46,866,172 Shares through its sole ownership of Newstar Securities and (ii) 3,728,448 Shares through its sole ownership of Evershine (as defined in Item 7 below). Mr. Friedland may be deemed to beneficially own an aggregate of 51,011,725 Shares as follows: (i) 417,105 Shares that he owns directly and (ii) 50,594,620 Shares through his sole ownership of Newstar Holdings.

b.       Percent of class:

                  Mr. Friedland may be deemed to beneficially own approximately 21.1% of the outstanding Common Shares. Newstar Holdings may be deemed to beneficially own approximately 21.0% of the outstanding Common Shares. Newstar Securities may be deemed to beneficially own approximately 19.4% of the outstanding Common Shares.

c.       Number of shares as to which such person has:

                  Newstar Securities may be deemed to have sole power to direct the voting and disposition of the 46,866,172 Shares it beneficially owns. Newstar Holdings may be deemed to have sole power to direct the voting and disposition of the 50,594,620 Shares it beneficially owns. Mr. Friedland may be deemed to have sole power to direct the voting and disposition of the 51,011,725 Shares he beneficially owns, 2,200,000 of which are warrants exercisable into Shares in the next 60 days.

ITEM 5.

Ownership of 5 Percent or Less of a Class: N/A

ITEM 6.

Ownership of More than 5 Percent on Behalf of Another Person: N/A

CUSIP NO. 465790103             Schedule 13G                       Page  7 of 9


ITEM 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Mr. Friedland is the sole owner of Newstar Holdings. Newstar Holdings is the sole owner of Evershine SRL, a Barbados society with restricted liability ("Evershine"), that directly owns an aggregate of 3,728,448 Shares. Newstar Holdings also is the sole owner of Newstar Securities. Newstar Securities is the sole owner of Premier Mines SRL, a Barbados society with restricted liability ("Premier Mines"), that directly owns an aggregate of 10,171,172 Shares, 2,200,000 of which are warrants exercisable into Shares in the next 60 days.

ITEM 8.

Identification and Classification of Members of the Group: N/A

ITEM 9.

Notice of Dissolution of Group: N/A

ITEM 10.

Certifications: N/A


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 465790103             Schedule 13G                       Page  8 of 9


SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of February 1, 2007


                                    /s/ Robert Martin Friedland
                                    --------------------------------------------
                                    Robert Martin Friedland



                                   NEWSTAR HOLDINGS SRL


                                   By:  /s/ Robert Martin Friedland
                                        ----------------------------------------
                                        Name:   Robert Martin Friedland
                                        Title:  President



                                   NEWSTAR SECURITIES SRL


                                   By:  /s/ Robert Martin Friedland
                                        ----------------------------------------
                                        Name:   Robert Martin Friedland
                                        Title:  President

CUSIP NO. 465790103             Schedule 13G                       Page  9 of 9


                                  EXHIBIT INDEX
                                  -------------

Exhibit 99.1 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (filed as an exhibit to the Scedule 13G filed on April 28, 2000).